EXHIBIT 12

BLACK HILLS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in thousands)

	Year Ended					Three Months Ended
	December 31,					March 31,

	2008	2007	2006	2005	2004	2009	2008

Earnings as defined in Regulation S-K –
Income (loss) from continuing operations	$(52,037)	$75,658	$55,772	$50,072	$44,608	$25,625	$11,816
Income tax expense (benefit)	(29,395)	32,427	23,103	26,633	19,713	6,023	5,801
(Income) loss from equity investee	(4,366)	1,231	(1,653)	(14,325)	386	327	(232)
Income (loss) from continuing operations
before non-controlling interest in subsidiaries,
earnings from equity investees, and income taxes	(85,798)	109,316	77,222	62,380	64,707	31,975	17,385

Fixed charges	59,392	34,520	35,018	28,122	25,210	20,219	10,222
Amortization of capitalized interest	48	93	63	—	—	1	4
Distributed income of equity investees	1,781	3,724	4,304	12,956	3,762	2,360	1,473

Interest capitalized	(1,318)	(2,323)	(1,571)	—	—	(93)	(384)
Preference security dividend requirements
of consolidated subsidiaries	—	—	—	(241)	(472)	—	—

Earnings as defined	$(25,895)	$145,330	$115,036	$103,217	$93,207	$54,462	$28,700

Fixed Charges as defined in Regulation S-K –
Interest expense	$54,123	$25,181	$29,946	$26,607	$24,021	$18,901	$9,194
AFUDC interest	2,811	6,415	2,972	694	165	838	335
Interest capitalized	1,318	2,323	1,571	—	—	93	384
Estimate of interest within rental expense	1,140	601	529	580	552	387	309
Fixed Charges as defined	59,392	34,520	35,018	27,881	24,738	20,219	10,222

Preference security dividend requirements
of consolidated subsidiaries	—	—	—	241	472	—	—

Fixed Charges and Preference Security
Dividend as defined	$59,392	$34,520	$35,018	$28,122	$25,210	$20,219	$10,222

Ratio of Earnings to Fixed Charges(a)	(0.44)	4.21	3.29	3.70	3.77	2.69	2.81

Ratio of Earnings to Fixed Charges and
Preference Security Dividend(a)	(0.44)	4.21	3.29	3.67	3.70	2.69	2.81

______________________________________

(a)	The earnings as defined in 2008 would need to increase $85.3 million for the 2008 ratios to be 1.0.